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Vineet Yadav · 3rd

Head, Creative & Digital Strategy at
NYCE Companies

New Delhi, Delhi, India · **Contact info**

500+ connections

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NYCE Companies

National Institute of Fashion
Technology Delhi

Experience



Head, Creative & Digital Strategy
NYCE Companies · Full-time
Aug 2019 – Present · 2 yrs
New York, United States



Design Director
Square D Circle · Full-time
Sep 2020 – Present · 11 mos
New Delhi, Delhi, India



Design Consultant
wealthlab. · Full-time
Jul 2019 – Present · 2 yrs 1 mo
New York, United States



UI/UX Designer



Engineer.ai · Contract
Jan 2019 – Present · 2 yrs 7 mos
Gurgaon, Haryana, India



Creative Director & Co-Founder
Design Advisory · Full-time
Feb 2018 – Present · 3 yrs 6 mos
Gurgaon, India

www.designadvisory.co

Show 4 more experiences ⌄

Education



National Institute of Fashion Technology Delhi
Bachelor in Design, Fashion Communication (UI/UX)
2012 – 2016

B.Design

CRPF Public School
High School, Business/Commerce, General
1998 – 2012

Commerce Stream



